SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                                  CDnow, Inc.

-------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, without par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   125085100
-------------------------------------------------------------------------------
                                (CUSIP Number)

                          Christopher P. Bogart, Esq.
                                General Counsel
                               Time Warner Inc.
                             75 Rockefeller Plaza
                              New York, NY 10019
                                (212) 484-8000

                                with copies to:

   Faiza J. Saeed, Esq.                           Robert Schumer, Esq.
Cravath, Swaine & Moore                Paul, Weiss, Rifkind, Wharton & Garrison
      825 Eighth Avenue                        1285 Avenue of the Americas
New York, New York 10019                        New York, New York 10019
          (212) 474-1454                             (212) 373-3097
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                August 3, 2000
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         125085100
-------------------------------------------------------------------------------
    1     Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (entities only)
          TIME WARNER INC.
          I.R.S. No.:  13-3527249
-------------------------------------------------------------------------------
    2     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                             (a)[ ]
                                                                         (b)[ ]
-------------------------------------------------------------------------------
    3     SEC Use Only
-------------------------------------------------------------------------------
    4     Source of Funds (See Instructions)
          WC
-------------------------------------------------------------------------------
    5     Check if Disclosure of Legal Proceedings is Required
-------------------------------------------------------------------------------
          Pursuant to Items 2(d) or 2(e)                                    [ ]
-------------------------------------------------------------------------------
    6     Citizenship or Place of Organization
          Delaware
-------------------------------------------------------------------------------

                                 7       Sole Voting Power
                Number of                0
                 Shares          ----------------------------------------------
               Beneficially      8       Shared Voting Power
              Owned by Each              1,202,750
                Reporting        ----------------------------------------------
               Person With       9       Sole Dispositive Power
                                         0
                                 ----------------------------------------------
                                 10      Shared Dispositive Power
                                         1,202,750
-------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person
          1,202,750
-------------------------------------------------------------------------------
   12     Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                                 [ ]
-------------------------------------------------------------------------------
          Percent of Class Represented
   13     by Amount in Row (11)
          3.7%
-------------------------------------------------------------------------------
   14     Type of Reporting Person (See Instructions)
          CO, HC
-------------------------------------------------------------------------------

CUSIP No.         125085100
-------------------------------------------------------------------------------
    1     Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (entities only)
          TWI CDNOW HOLDINGS INC.
-------------------------------------------------------------------------------
    2     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                             (a)[ ]
                                                                         (b)[ ]
-------------------------------------------------------------------------------
    3     SEC Use Only
-------------------------------------------------------------------------------
    4     Source of Funds (See Instructions)
          AF
-------------------------------------------------------------------------------
    5     Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                    [ ]
-------------------------------------------------------------------------------
    6     Citizenship or Place of Organization
          New York
-------------------------------------------------------------------------------

                               7    Sole Voting Power
             Number of              0
              Shares           ------------------------------------------------
           Beneficially        8    Shared Voting Power
          Owned by Each             1,202,750
            Reporting          ------------------------------------------------
           Person With         9    Sole Dispositive Power
                                    0
                               ------------------------------------------------
                               10   Shared Dispositive Power
                                    1,202,750
-------------------------------------------------------------------------------

   11     Aggregate Amount Beneficially Owned by Each Reporting Person
          1,202,750
-------------------------------------------------------------------------------
   12     Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                                 [ ]
-------------------------------------------------------------------------------
          Percent of Class Represented
   13     by Amount in Row (11)
          3.7%
-------------------------------------------------------------------------------
   14     Type of Reporting Person (See Instructions)
          CO
-------------------------------------------------------------------------------

          This Amendment No. 1 (this "Amendment") hereby amends and supplements the Statement on Schedule 13D (the "Initial Statement") filed by Time Warner Inc. ("Time Warner") and TWI CDNow Holdings Inc. ("TWI CDNow Holdings") (collectively, the "Reporting Persons"), relating to the common stock (the "Common Stock") of CDnow, Inc. ("CDnow"). Capitalized terms used herein but not defined herein have the meanings ascribed to them in the Initial Statement.

Item 4.  Purpose of Transaction

          Item 4 of the Initial Statement is amended and restated in its entirety as follows:

          As of August 3, 2000, Time Warner and TWI CDNow Holdings are the beneficial owners of less than five percent of the outstanding CDnow Common Stock and therefore intend to make no further filings pursuant to Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended, until such time as either the Time Warner or TWI CDNow Holdings ownership of the CDnow Common Stock rises to a level above five percent of the outstanding CDnow Common Stock.

Item 5.  Interest in Securities of the Issuer

          Item 5 of the Initial Statement is amended and restated in its entirety as follows:

          On August 3, 2000, CDnow prepaid all amounts due and outstanding under a convertible loan agreement (the "Convertible Loan Agreement"), between CDnow, Time Warner and Sony Music Entertainment Inc. ("Sony Music"). Under the Convertible Loan Agreement, each of Time Warner and Sony Music, as lenders, had agreed to make term loans to CDnow, as borrower, in an amount not to exceed the loan commitment under the Convertible Loan Agreement. Each of Time Warner and Sony Music, at its sole option, at any time and from time to time, had the right to convert (the "Conversion Right") all outstanding loans made by it under the Convertible Loan Agreement, and any accrued and unpaid interest on the loans, into shares of CDnow Common Stock, at a conversion price of $10.00 per share (subject to customary anti- dilution adjustments). At the time of the filing of the Initial Statement on Schedule 13D, assuming that Time Warner had made loans to CDnow in the full amount of its loan commitment, based on the conversion price, Time Warner would have had the right, pursuant to the Conversion Right, to acquire beneficial ownership of 1,500,000 shares of CDnow Common Stock. Time Warner's Conversion Right terminated upon CDnow's prepayment of Time Warner's loan under the Convertible Loan Agreement. As a result Time Warner is no longer deemed to beneficially own shares of CDnow Common Stock under the Convertible Loan Agreement, and is no longer the beneficial owner of more than 5% of the outstanding CDnow Common Stock.

          TWI CDNow Holdings beneficially owns 1,202,750 shares of CDnow Common Stock, representing less than 5% of the outstanding shares of CDnow Common Stock. Time Warner is deemed to beneficially own 1,202,750 shares of CDnow Common Stock, representing less than 5% of the outstanding shares of CDnow Common Stock, held by TWI CDNow Holdings. Time Warner and TWI CDNow Holdings may be deemed to share the power to vote, and the power to dispose of 1,202,750 shares of CDnow Common Stock owned by TWI CDNow Holdings.

          Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A or Annex B of the Initial Statement, as appropriate, beneficially owns, or has acquired or disposed of, any shares of CDnow Common Stock during the past 60 days.

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 2000


                                      TIME WARNER INC.,


                                      by:   /s/ Spencer B. Hays
                                            -----------------------------------
                                            Name:   Spencer B. Hays
                                            Title:  Vice President



                                      TWI CDNOW HOLDINGS INC.,


                                      by:   /s/ Spencer B. Hays
                                            -----------------------------------
                                            Name:   Spencer B. Hays
                                            Title:  Vice President